P.E. 2/1/02

1023514

02012920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR ISIN: ZAE000015228
("Harmony")

African Rainbow Minerals (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/015869/07)
("ARM")

Further announcement regarding the proposed acquisition by Harmony and ARM of certain Free State Assets from Anglogold Limited ("AngloGold")

1. Introduction

Further to the joint announcement published by Harmony and ARM on 7 January 2002 (the "previous announcement") regarding the acquisition of certain assets and businesses in the Free State goldfields from AngloGold (the "acquisition assets"), the necessary ruling from the South African Revenue Service, which would have allowed the transfer of the acquisition assets to be constituted as a scheme of rationalisation in terms of section 39 of the Taxation Laws Amendment Act (Act 20 of 1994), as amended, (the "SARS ruling") has not been granted.

2. Revised structure of the acquisition

Accordingly, in light of the agreement with AngloGold as set out in the previous announcement, Harmony and ARM, through a jointly held company (the "Company"), will acquire the acquisition assets directly from AngloGold, as going concerns, with effect from 1 January 2002, ("the acquisition"), in accordance with 3 below.

3. Consideration payable in terms of the revised structure

The consideration payable in terms of the revised structure will be an amount of R2,2 billion, plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale by it of the acquisition assets ("the additional amount"), (collectively the "aggregate purchase price"). Accordingly, the Company will pay to AngloGold an amount of R2.2 billion, of which R1.8 billion (equally funded by the joint venture partners) will be payable, in cash, on the date which is 10 business days following the date upon which the conditions precedent referred to in paragraph 4 are fulfilled and the balance of R400m, payable in cash, on 1 January 2005. The Company will pay to AngloGold the additional amount as and when the corresponding liability is payable by AngloGold. Under the revised structure the Company will, subsequent to the purchase of the acquisition assets, be able to claim a significant portion of the purchase price as a capital expenditure deduction against its taxable income. The increased purchase price will be more than offset by the tax deductions.

4. Conditions precedent

The implementation of the acquisition in terms of the revised structure is subject to the fulfilment of the following conditions precedent by no later than 30 April 2002, namely:

- the approval of the cession of the mining leases in respect of the acquisition assets to the Company by the Minister of Minerals and Energy;
- the granting of the necessary mining authorisations to the Company; and
- the prerequisite rulings and approvals of the relevant regulatory authorities, including the Competition Authorities.

5. Further announcements

Harmony shareholders will be notified of progress in the fulfilment of the conditions precedent.

Virginia	Sandton
1 February 2002	1 February 2002

Advisers to Harmony
JPMorgan Chase Bank
(Registration number 2001/016069/10)
Sponsor to Harmony
J.P. Morgan Equities
(Registration number 1995/011815/06)
Legal adviser to Harmony
Cliffe Dekker Inc
(Registration number 1998/018173/21)
Reporting accountants and auditors to Harmony
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
(Registration no. 1998/012055/21)
Advisers to ARM
BOE Merchant Bank
A Division of BOE Bank Limited
Co. Reg. No. 1951/000847/06
Legal adviser to ARM
Bowman Gilfillan Inc.
Registration number 1998/021409/21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2002

Harmony Gold Mining Company Limited

By: ______________________________
Name: Fred Baker
Title: Company Secretary